EXHIBIT 77D

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the nonfundamental policy regarding investment in foreign securities for each of Seligman Large-Cap Value Fund and Seligman Smaller-Cap Value Fund. The existing nonfundamental policy on foreign securities was revised to state that the Fund may invest up to 25% of its net assets in foreign investments for each fund.